SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35094; File No. 812-15493

CAZ Strategic Opportunities Fund, <u>et al.</u>

January 19, 2024

<u>AGENCY</u>: Securities and Exchange Commission ("Commission" or "SEC").

<u>ACTION</u>: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

<u>Summary of Application</u>: Applicants request an order to permit certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

<u>Applicants</u>: CAZ Strategic Opportunities Fund, CAZ Investments LP, CAZ Investments Registered Adviser LLC, CAZ AI Fund, L.P., CAZ Barbell Fund, L.P., CAZ Barbell (QP) Fund, L.P., CAZ Barbell Offshore Fund, Ltd., CAZ Co-Investment Opportunities Fund, L.P. – 100T Portfolio, CAZ Co-Investment Opportunities Fund, L.P. – ACP Portfolio, CAZ Co-Investment Opportunities Fund, L.P. – CLS Portfolio, CAZ Co-Investment Opportunities Fund, L.P. – Didi Portfolio, CAZ Co-Investment Opportunities Fund, L.P. – Didi B Portfolio, CAZ Co-Investment Opportunities Fund, L.P. – Fundbox Portfolio, CAZ Co-Investment Opportunities Fund, L.P. – HPE Portfolio, CAZ Co-Investment Opportunities Fund, L.P. – HPE (UB) Portfolio, CAZ Co-Investment Opportunities Fund, L.P. – IF Portfolio, CAZ Co-Investment Opportunities Fund, L.P. – ISQ Portfolio, CAZ Co-Investment Opportunities Fund, L.P. – MCP Portfolio, CAZ Co-

Investment Opportunities Fund, L.P. – MSouth Portfolio, CAZ Co-Investment Opportunities Fund, L.P. – ORTF2 Portfolio, CAZ Co-Investment Opportunities Fund, L.P. – PLT Portfolio, CAZ Co-Investment Opportunities Fund, L.P. – PLT (UB) Portfolio, CAZ Co-Investment Opportunities Fund, L.P. – RS Portfolio, CAZ Co-Investment Opportunities Fund, L.P. – RVS Portfolio, CAZ Co-Investment Opportunities Fund, L.P. – STP Portfolio, CAZ Co-Investment Opportunities Fund, L.P. – STP-RVS Portfolio, CAZ Co-Investment Opportunities Fund, L.P. – VEP (UB) Portfolio, CAZ Co-Investment Opportunities Fund, L.P. – VEP Portfolio, CAZ Co-Investment Opportunities Liquid Fund, L.P. – Opendoor II Portfolio, CAZ Co-Investment Opportunities Liquid Fund, L.P. – Didi II Portfolio, CAZ Credit Opportunity, L.P., CAZ Credit Opportunity (TE), L.P., CAZ DFG Diversified Fund, L.P. – Vintage I Portfolio, CAZ Disruptive Technology Fund, L.P. – KV Portfolio, CAZ Dislocation Opportunities Fund, L.P., CAZ Dislocation Opportunities Fund – TE, L.P., CAZ Diversified Alternatives Fund, L.P., CAZ Diversified Private Investments Founders Class Fund, L.P., CAZ Diversified Private Investments Class A Fund, L.P., CAZ Diversified Private Investments Class B Fund – TE, L.P., CAZ Diversified Private Investments Class C Fund, L.P., CAZ Diversified Private Investments Class D Fund – TE, L.P., CAZ Energy Evolution Fund, L.P., CAZ Energy Evolution Fund – TE, L.P., CAZ Energy Infrastructure Fund III, L.P., CAZ Energy Infrastructure Fund III-C, L.P., CAZ Energy Infrastructure Fund IV, L.P., CAZ Enterprise Software Opportunities Fund, L.P., CAZ eSports Fund, L.P. – Artist eSports Edge Portfolio, CAZ eSports Fund, L.P. – Artist SPV D Portfolio, CAZ GP Ownership Class A Fund, L.P., CAZ GP Ownership Class B Fund – TE, L.P., CAZ GP Ownership Class C Fund, L.P., CAZ GP Ownership Class D Fund – TE, L.P., CAZ GP Ownership Class E Fund, L.P., CAZ GP Ownership Class F Fund – TE, L.P., CAZ Halcyon Strategic Opportunities Fund, L.P., CAZ Halcyon Offshore Strategic Opportunities

Fund, L.P., CAZ Healthcare Fund – Israel II, L.P., CAZ ICON Fund, L.P., CAZ ICON B Fund, L.P., CAZ Medical Royalty Fund II, L.P., CAZ Medical Royalty Fund III, L.P., CAZ Merchant WP I Fund, L.P., CAZ Partners Fund, L.P., CAZ Partners Fund Liquid Income (TE), L.P., CAZ Private Energy Fund, L.P., CAZ Private Equity Access Fund II, L.P. – Onshore Series, CAZ Private Equity Access Fund II, L.P. – Onshore (QP) Series, CAZ Private Equity Access Fund II, L.P. – Offshore Series, CAZ Private Equity Access Fund II, L.P. – Non-Conduit Series, CAZ Private Equity Ownership Fund, L.P., CAZ Private Equity Ownership (TE) Fund, L.P., CAZ Private Equity Ownership Fund II, L.P., CAZ Private Equity Ownership Fund II (NC), L.P., CAZ Private Equity Ownership Fund III, L.P., CAZ Private Equity Ownership Fund III-F, L.P., CAZ Private Equity Ownership BCP2 Fund, L.P., CAZ Private Equity Ownership D5 Fund, L.P., CAZ Private Equity Ownership D5 Fund – TE, L.P., CAZ Private Income Fund, L.P., CAZ Professional Sports Ownership Fund I, L.P., CAZ Professional Sports Ownership Fund I – TE, L.P., CAZ Risk Mitigation Fund, L.P. – Pure Hedge Portfolio, CAZ Risk Mitigation Fund, L.P. – Risk Mitigation Portfolio, CAZ Risk Mitigation Fund, L.P. – Risk Mitigation Plus Income Portfolio, CAZ Risk Mitigation Plus Income Fund (TE), L.P., CAZ Secondary Opportunities Fund, L.P., CAZ Secondary Opportunities Fund – TE, L.P., and CAZ Valley Forge Fund, L.P.

Filing Dates: The application was filed on August 10, 2023 and amended on December 1, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on February 13, 2024, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Christopher Alan Zook, caz@cazinvestments.com; Thomas Friedmann, thomas.friedmann@dechert.com; Matthew Carter, matthew.carter@dechert.com; Alexander Karampatsos, alexander.karampatsos@dechert.com.

FOR FURTHER INFORMATION CONTACT: Jill Ehrlich, Senior Counsel, or Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended and restated application, dated December 1, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.